VISTAS MEDIA
ACQUISITION COMPANY

# anghami

## THE SOUND OF FREEDOM



# INVESTOR PRESENTATION

January 03, 2022

anghami

# Disclaimer

This presentation ("Presentation") is being furnished solely for use by the recipient in making its own evaluation of Anghami Inc. (the "Company") and Vistas Media Acquisition Company Inc. ("VMAC"). This Presentation does not purport to contain all of the information that may be required or desired by a recipient to evaluate the Company.

This Presentation contains statements that are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include all statements that do not relate solely to historical or current facts and can generally be identified by the use of future dates or words such as "may," "should," "could," "will," "expects," "seeks to," "anticipates," "plans," "believes," "estimates," "intends," "predicts," "projects," "forecast,", "preliminary", "potential" or "continue" or the negative of such terms and other comparable terminology. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements due to numerous factors, risks, and uncertainties that could cause the Company's actual results to differ materially from such estimates or forecasts. You are cautioned not to unduly rely on such forward-looking statements when evaluating the information in this Presentation. Such forward-looking statements speak only as of the date on which they are made and the Company does not undertake any obligation to update any forward-looking statement to reflect events or circumstances after the date of this Presentation. Forward-looking statements in this Presentation may include, for example, statements about: our ability to consummate the business combination (the "Business Combination") contemplated by that certain business combination agreement, dated March 3, 2021, by and among VMAC, Anghami, the Company and the other parties named therein; the Company's growth strategy, future operations, financial position, estimated revenues and losses, projected capex, prospects and plans; the Company's strategic advantages and the impact those advantages will have on future financial and operational results; the implementation, market acceptance and success of the Company's platform and new offerings; the Company's approach and goals with respect to technology; the Company's expectations regarding its ability to obtain and maintain intellectual property protection and not infringe on the rights of others; changes in applicable laws or regulations; and the outcome of any known and unknown litigation and regulatory proceedings.

Neither the Company nor any of its subsidiaries, affiliates, representatives or advisors assumes any responsibility for or makes any representation or warranty (express or implied) as to, the reasonableness, completeness, accuracy or reliability of the financial projections, estimates and other information contained herein, which speak only as of the date identified on the cover page of this Presentation. the Company and its affiliates, representatives and advisors expressly disclaim any and all liability based, in whole or in part, on such information, errors therein or omissions therefrom. Neither the Company nor any of its affiliates, representatives or advisors intends to update or otherwise revise the financial projections, estimates and other information contained herein to reflect circumstances existing after the date identified on the cover page of this Presentation to reflect the occurrence of future events even if any or all of the assumptions, judgments and estimates on which the information contained herein is based are shown to be in error, except as required by law.

**Use of Projections**

This Presentation contains financial projections for the Company, including, but not limited to forecasts, monthly active users and revenue for fiscal years 2021 through 2025 that were prepared in December 2020 and do not take into account any circumstances or events occurring after such date. The projections constitute forward looking statements and are included herein for illustrative purposes and should not be relied upon as being necessarily indicative of future results. The projections were not prepared in conformity with accounting principles generally accepted in the United States or the International Financial Reporting Standards

# Disclaimer (Cont'd)

as adopted by the International Accounting Standards Board ("IFRS"). The Company's independent auditor has not studied, reviewed, compiled or performed any procedures with respect to the projections for the purpose of their inclusion in this Presentation, and accordingly, they have not expressed an opinion or provided any other form of assurance with respect thereto for the purpose of this Presentation. The assumptions and estimates underlying the prospective financial information are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties, many of which are outside of the Company's control, that could cause actual results to differ materially from those contained in the prospective financial information. Projections are inherently uncertain due to a number of factors. Accordingly, there can be no assurance that the prospective results are indicative of the Company's future performance or that actual results will not differ materially from those presented in the prospective financial information. Inclusion of the prospective financial information in this Presentation should not be regarded as a representation by any person that the results contained in the prospective financial information will be achieved. The Company disclaims any intention or obligation to update or otherwise revise or reconcile any financial projections whether as a result of new information, future events or otherwise.

**Preliminary Estimates for the Year Ended December 31, 2021**

The selected preliminary estimated financial results included herein are based on the Company's preliminary estimated financial results for the year ended December 31, 2021 and are subject to revision based upon the completion of the Company's year-end financial closing processes and other developments that may arise prior to the time its financial results are finalized. The information is derived from preliminary financial reports which are subject to change in connection with the completion of the Company's normal closing procedures and such changes could be material. However, management believes these preliminary financial reports are reasonable. The Company's preliminary estimated financial results are forward-looking statements based solely on information available to the Company as of the date of this presentation and the Company's actual results may differ materially from these estimates. You should not place undue reliance on these estimates. Our independent registered public accounting firm, has not audited, reviewed, compiled or performed any procedures with respect to the preliminary financial information, and as such, does not express an opinion, or any assurance, with respect to this preliminary financial information.

**Industry and Market Data**

In this Presentation, we rely on and refer to information and statistics regarding market participants in the sectors in which the Company competes and other industry data. The Company obtained this information and statistics from third-party sources, including reports by market research firms and company filings. The Company has not studied, reviewed, complied or performed any procedures with respect to such industry and market data to assess its accuracy or completeness.

**Use of Non-IFRS Financial Matters**

This Presentation includes certain financial measures, including Adjusted EBITDA, that were not calculated in accordance with IFRS. The Company believes that these non-IFRS financial measures to be useful to investors for two principal reasons. First, the Company believes these measures may assist investors in comparing performance over various reporting periods on a consistent basis by removing from operating results the impact of items that do not reflect core operating performance. Second, this measure is used by the Company's management to assess its performance and may (subject to the limitations described below) enable investors to compare the performance of the Company to its competition. The Company believes that the use of these measures provides an additional tool for investors to use in evaluating ongoing operating results and trends. Non-IFRS measures should not be considered in isolation from, or as an alternative to, financial measures determined in accordance with IFRS. Other companies may calculate Adjusted EBITDA and other non-IFRS financial measures differently, and therefore the Company's non-IFRS financial measures may not be directly comparable to similarly titled measures of other companies. A reconciliation of non-IFRS forward looking information to their corresponding IFRS measures cannot be provided without unreasonable effort because of the inherent difficulty of accurately forecasting the occurrence and financial impact of the various adjusting items necessary for such reconciliation that have not yet occurred, are out of our control, or cannot be reasonably predicted.

# Disclaimer (Cont'd)

**Important Information About the Business Combination and Where to Find It**

In connection with the proposed business combination between VMAC and the Company, the Company filed a registration statement on Form F-4 (File No. 333-260234) (the "Registration Statement") with the U.S. Securities and Exchange Commission (the "SEC"), which was declared effective on December 16, 2021, with respect to the Company's securities to be issued in connection with the proposed business combination, and VMAC filed a definitive proxy statement in connection with VMAC's solicitation of proxies for the vote by VMAC's stockholders in connection with the proposed business combination and other matters as described in the proxy statement, as well as the prospectus relating to the offer of the securities to be issued to VMAC's stockholders in connection with the completion of the business combination. VMAC has mailed the definitive proxy statement and other relevant documents to its stockholders as of the record date established for voting on the proposed business combination. **VMAC's stockholders and other interested persons are urged to read the Registration Statement and the amendments thereto, including the proxy statement included therein, in connection with VMAC's solicitation of proxies for its special meeting of stockholders to be held on January 19, 2022 to approve, among other things, the proposed business combination (the "Special Meeting"), because these documents contain important information about VMAC, the Company and the proposed business combination. VMAC's stockholders may also obtain a copy of the proxy statement/prospectus, as well as other documents filed with the SEC regarding the proposed business combination and other documents filed with the SEC by VMAC, without charge, at the SEC's website located at www.sec.gov or by directing a request to fjc@vmac.media.**

**Participants in the Solicitation**

VMAC and its directors and executive officers may be deemed participants in the solicitation of proxies from VMAC's stockholders with respect to the business combination. A list of the names of those directors and executive officers and a description of their interests in VMAC is contained in the Company's prospectus dated August 6, 2020, which was filed with the SEC on August 10, 2020, and is available free of charge at the SEC's web site at www.sec.gov, or by directing a request to Vistas Media Acquisition Company Inc., 30 Wall Street, 8th Floor, New York, NY 10005, (212) 859-3525. Additional information regarding the interests of such participants is contained in the Registration Statement.

The Company and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of VMAC in connection with the business combination. A list of the names of such directors and executive officers and information regarding their interests in the business combination is contained in the Registration Statement.

**No Offer or Solicitation**

This Presentation shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the business combination. This Presentation shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

# Table of Contents



anghami

# 01


Search & Discover
Radar
Popular
New Music
Top
Podcasts
Chilling
Trending
1,000 Faces
Randy Montana

## Introduction

anghami

# Transaction Summary

VISTAS MEDIA ACQUISITION COMPANY

anghami

**Anghami to be merged with Vistas Media Acquisition Company Inc. ("VMAC"), a publicly listed special purpose acquisition company with $100 MM cash in trust**

- Transaction includes $40 MM of committed PIPE
- Pro Forma Enterprise Value of $225 MM
- Existing Anghami shareholders will own 45% of the Company on a pro-forma basis(1)(2)

## ILLUSTRATIVE SOURCES AND USES

| Sources | USD MM | Uses | USD MM |
|---|---|---|---|
| VMAC Cash In Trust | 100 | Existing Anghami Shareholders(1) | 38 |
| Committed PIPE | 40 | VMAC Public Stockholders Redemptions(2) | - |
| | | Transaction Expenses(3) | 13 |
| | | Cash to Anghami's Balance Sheet | 89 |
| **Total Sources of Cash** | **140** | **Total Uses of Cash** | **140** |

## ILLUSTRATIVE PRO FORMA VALUATION

| | |
|---|---|
| **Agreed share price ($ / share)** | 10 |
| Pro-forma Shares Outstanding (MM)(2) | 31.5 |
| **Pro-forma Equity Value (USD MM)** | 315 |
| Less: Projected net cash (USD MM) | (89) |
| **Pro-Forma Enterprise Value (USD MM)** | 225 |


2%
32%
NASDAQ: ANGH
45%
9%
13%
Anghami Shareholders
VMAC Public Stockholders
PIPE Investors
VMAC Initial Stockholders
Share Based Payments

Notes: All figures are rounded. Excludes impact of out of money warrants and ESOPs. (1) Anghami existing shareholders are paid in a mix of cash and equity. The cash consideration paid to Anghami existing shareholders depends on the net available cash post transaction considering (a) VMAC public stockholders' redemptions and (b) transaction expense, which at a minimum must exceed USD 50 MM.
(2) Assumes no redemptions from existing VMAC Public Stockholders. (3) Excludes transaction expenses paid in shares and warrants.
Source: Management estimates.

# Exceptional Leadership Team with 100+ Years Combined Experience across Music, Tech, Telecom, Digital Entertainment and Finance



**Eddy Maroun**
**CEO, Co-Founder**
Deep music industry knowledge & telco connections over 15 years.



**Elie Habib**
**CTO, Co-Founder**
Serial entrepreneur with experience in multiple successful tech start-ups.



**Mary Ghobrial**
**Chief Operating and Strategy Officer**
Former Amazon Director Marketplace Expansion and CCO of SOUQ.com with 25 years of experience in building brands.



**Omar Sukarieh**
**VP Finance**
15 years of finance experience with an MBA from University of Chicago and CFA Charterholder.

anghami



**Elie Abou Saleh**
**VP GCC**
Snapchat alumni that is creating an independent self-serve advertising network.



**Hossam El Gamal**
**VP North Africa**
Serial entrepreneur with 15+ years' experience in telco partnerships and scaling high growth start-ups.



**Choucri Khairallah**
**VP Business Dev.**
Driving 39 telco connections and multiple partnerships over past 8 years.

VISTAS MEDIA ACQUISITION COMPANY



**F. Jacob Cherian**
**CEO, Board Member**
25+ years experience across U.S. capital markets, M&A and Consulting. Former CEO for two NASDAQ SPACs.



**Abhayanand Singh**
**Co-Founder, Board Member**
16+ years spanning banking, Hedge Funds and Media Industries with expertise managing Financial and Media investments.



**Dr. Klass Baks**
**Board Member**
20+ years experience spanning the academic and professional fields. Serves as a director or advisor for various companies and investment funds, and teaches multiple finance courses at Emory University.

# Anghami is the First and Leading Tech-Enabled Music Streaming and Digital Entertainment Platform in the MENA Region[1]

We are

## PURPOSE BUILT

**FIRST STREAMING SERVICE IN THE REGION**

*6-year head-start vs. global streaming competitors*

**LANGUAGE ADVANTAGE**

*Only service available in Arabic, English and French*

**LARGEST PHYSICAL PRESENCE**

*With 5 offices across the region*

**CONTENT AND CAMPAIGNS BY LOCALS FOR LOCALS**

*Customized for each of the 16+ countries in the region*

We are

## ENTRENCHED

**BEST KNOWN AND MOST LOVED BRAND IN MUSIC**

*Streaming across the region*

**INIMITABLE USER ACCESS**

*39 telco partnerships drive subscription and industry leading conversion rates*

**ECOSYSTEM ACCESS AND SUPPORT**

*Investors include the region's largest investment funds*

We are

## DATA DRIVEN

**OVER 9 YEARS OF USER DATA**

*~56 million user data points updated daily*[2]

**EXTENSIVE UNDERSTANDING OF +70MM REGISTERED USERS**

**STRONG KNOWLEDGE OF USER TRENDS AND PREFERENCES**

*Unlocks big data advantage to create bespoke content*

**UNIQUE USER BEHAVIOR INSIGHTS AND ACCESS**

*Leverage for advertisers*

Notes: (1) Middle East and North Africa, (2) During Q1, 2021.

# Anghami Digitized and Aggregated a Fragmented Music Labels Market Creating a Natural and Proven Barrier to Entry

## Market Share of Paying Subscribers(1)


Others, 5%
Spotify, 14%
Google (including YT Music), 5%
Deezer, 7%
Apple Music, 11%
Anghami, 58%

## Arabic Catalog

**39k** Artists

**600k** Songs

## International Catalog

**4MM** Artists

**57MM** Songs

## Arabic Catalog was Fragmented and Non-Digital

QANAWAT · WATARY · PLATINUM RECORDS · GROUP

## Anghami Digitized the Region's Music

## Long Standing Partnerships with Top 3 Global Labels

UNIVERSAL MUSIC GROUP · SONY MUSIC · WARNER MUSIC GROUP

Note: (1) MiDia Research report published in 2020 about music streaming.
Source: Company information.

anghami

# Anghami was the First To Market and Continues to Thrive with Leading MENA Partnerships

**Feb-2012** Anghami founded

**Nov-2012** First Telco Partnership[(1)]

**Mar-2014** Dubai Office

**Mar-2017** Egypt Office

**May-2018** Saudi Arabia Office

Anghami reports record Revenue growth (+43%) despite new competition

**Dec-2020** Abu Dhabi Office

MAUs increased 23% YoY (2020)

**Sep-2021** Amazon Prime Exclusive Partnership

**Dec-2021** Content JV with Sony Music **Vibe Music Arabia**

2012 | 2013 | 2014 | 2015 | 2016 | 2017 | 2018 | 2019 | 2020 | 2021

**Jun-2015** Apple Music

**Oct-2018** Deezer Music

**Nov-2018** Spotify Music

**Sep-2019** YouTube Music

**3 YEARS BEFORE** APPLE MUSIC
**6 YEARS BEFORE** SPOTIFY and DEEZER
**7 YEARS BEFORE** YOUTUBE MUSIC

Note: (1) As of 2021, Anghami has secured an additional 38 Telco partnerships.
Source: Company information

# Anghami is the #1 Music App in MENA with One of the Best Unit Economics in Emerging Markets

## Leading Operational Metrics[1]

**16**
Operating countries

**9 years**
Operational data

**1.4MM**
Premium Subscribers

**+57MM**
Licensed songs

## Market Leader With Strategic Relationships

**58%**
MENA Market Share[2]

**39 Telco**
Partnerships across the MENA region

**60%**
Subscription Revenue from Telco Partnerships[1]

**USD $1.1bn**
Potential Market Size[3]

## Robust Financial Performance

**USD $30.5MM**
FY2020 Revenue[4]

**20%**
Revenue CAGR[5]

**5.8x**
ROI on Marketing Expense[6]

**USD $2.26**
Premium ARPU[7]

## Data-Driven Business Model

**+70MM**
Registered Users[8]

**18.4MM**
Active Users[9]

**~56MM**
Daily User Data Points [10]

**73 min.**
Daily Paid Sub Usage[1]

Notes: (1) All numbers relate to 2020. (2) Source: MiDia Research report published in 2020 about music streaming. (3) Refer to page 15 of this Presentation. (4) FY2020 audited financial statements. (5) From 2017 to 2021. (6) ROI (return on investment) multiple on marketing expense defined as total annual revenue divided by annual marketing expense for 2020. (7) ARPU for the month of December 2020 defined as the total premium subscription revenue divided by the total number of premium subscribers. (8) Registered user means a user that has downloaded the Anghami application and registered an account. (9) An active user means a user who used Anghami at least once over a 3-month lookback period. As of December 31, 2020. (10) During Q1, 2021.

# Attractive Business Model with Diversified Revenue Streams and Monetization Channels that will Drive Future Growth

## DATA-DRIVEN ADVERTISING

**79%** of Users

**19%** of revenue

**+280** brands

**Description**

- Free limited on-demand online access to users
- Generate revenue from the sale of display, audio, video and content sponsorship solutions through advertising impressions

**Channels**

1. **Advertising Agencies**: Digital Media Services (DMS) sources advertising and shares the revenue with Anghami
2. **Direct Ads**: Anghami directly works with brands, while DMS manages the invoicing and collection for a fee

## SUBSCRIPTION

**21%** of Users

**81%** of revenue

**1.4MM** subscribers

**Description**

- Premium service provided to paying subscribers with unlimited online/offline and download access to the full catalog, commercial-free
- Unique data-driven personalized music experience

**Channels**

1. **App Stores:** Google Play and Apple Store
2. **Telco Partners:** (1) B2C offer, where Telco partners offer Anghami application in bundle to their customers and (2) B2B offer, where Telcos purchase Anghami subscriptions at a discount and distribute them to their customers
3. **Direct Purchases:** debit and credit cards, vouchers, etc.

**NEW MONETIZATION CHANNELS**

(1) Social income from Live Radio and Live Concerts, and (2) content licensing

**Conversion into subscribers at +20% Rate**

Note: All figures for 2020.

# MENA is the Fastest Growing Nascent Music Market with Ample Opportunity for Increased Penetration

**Anghami's addressable market is expected to grow by 1.5x by 2025[1]. Penetration rates range between 1.2% to 6.0% compared to ~30% in the USA[2].**


8.70% CAGR
USD Bn
2.9
3.1
3.7
4.0
4.2
4.4
FY2020
FY2021
FY2022
FY2023
FY2024
FY2025

**Targeting 660 million people[3] in one of the world's fastest-growing populations with favorable young demographics (45% between 10 – 35 years old)**


X CURRENT PENETRATION (4)
Measured as MAU / Addressable Market
Levant
10%
JORDAN
TUNISIA
LEBANON
1.5%
MOROCCO
North Africa
1.3%
ALGERIA
5%
EGYPT
6%
SAUDI ARABIA
1.2%
IRAQ
GCC
4%
QATAR
BAHRAIN
UAE
OMAN
U.S. AUDIO STREAMING (2)
PENETRATION ~30%

Notes: (1) Target population of addressable market defined as number of individuals aged between 10 – 50 years with internet connection, includes MENA and Pakistan, (2) "The State of the Music Industry in 2020" report by Jimmy Stone, finance expert, www.toptal.com, (3) MENA, Pakistan and global Arab diaspora in 2020, (4) Anghami penetrations as of December 2020.
Source: Company data, World Bank and populationpyramid.net

# Enhanced Functionality is Pivotal to Anghami's Growth and will Create New Revenue Streams from Features Users Love

**USD $6.5BN** Total addressable market[1] ✖ **50%** Share of people who stream[2] ✖ **45%** Share of people who subscribe[2] ✖ **58%** Current market share[3]

**+**

## New Features to Drive Additional Revenue



**Original Content**



**Podcasts / Live Radio**



**Live Concerts**


BRAND

**Branded Content**



**Social Billing**

**USD $1.1BN**
**Gross Revenue Opportunity**

Notes: (1) Population aged 10 – 50 across current operating markets, select south Asian markets and Arab diaspora in 2030; (2) Assumes forecasted penetration rate for North America in 2030, (3) Anghami's market share in MENA per MiDia Research report published in 2020 about music streaming.
Source: Company estimates.

anghami

# Significant Opportunities for Expansion and Growth in the Next Three Years

## NEW PRODUCTS



### Live Radio

- Offers several unique features, enabling users / artists / DJs / content creators to establish their own radios
- Users have the chance to participate in real time



### Live Concerts

- Enabling artists to host virtual and live concerts
- Users will be able to buy tickets and attend the concert through Anghami



### Social Billing

- New revenue stream where users can tip the broadcaster and artists. Anghami will receive a share of that tip amount

## GEOGRAPHICAL EXPANSION



- Focus on local offerings with similar market dynamics to MENA
- Target Arab Diaspora in North America and Europe
- Build in South Asia
  - No major players currently exist
  - Focus on Pakistan

# New Business Extensions to Accelerate Anghami's Differentiation and Drive Organic User and Revenue Growth


anghami
ORIGINALS

### ORIGINAL CONTENT

- Acquire and produce exclusive Arabic content
- Exclusive content will differentiate Anghami from competition and drive organic user growth



### LIVE EVENTS

- Organize and stream live events on Anghami
- Create strong brand equity and a larger footprint within the music ecosystem
- Build new revenue stream via online tickets sales

anghami LAB

### OMNI-CHANNEL

- Studio, stage and a lounge that partners artists with content creators to perform live and create exclusive content
- JV between Anghami and Addmind[1] to create innovative entertainment venues


ORGANIC USERS ACQUISITION
ENHANCE BRAND VISIBILITY
BUILD ARTISTS RELATIONS
NEW REVENUE STREAMS
PROPRIETARY CONTENT
LEVERAGING SYNERGIES BETWEEN OFFLINE AND ONLINE

Note: (1) Addmind Hospitality Group (https://addmind.com/).

# Vibe Music Arabia: New Joint Venture with Sony Music Focused on the MENA Region to Create Exclusive Bespoke Content and New Revenue Stream

| | |
|---|---|
| Focused on the MENA region | Based out of Dubai, and focusing on KSA, the extended GCC, Levant, and rest of the Middle East |
| Content focused on today's generation | Vibe Music Arabia is geared with perfect balance between global best practices (brought by Sony Music) and deep Arabic insights and culture (brought by Anghami) |
| Improve Anghami's economics | Exclusive content made available first on Anghami will attract new users, increase retention and improve economics, in addition to generating new revenue stream |


SONY MUSIC
anghami
50%
50%
VIBE
MUSIC
ARABIA

# 02


anghami

## Company Overview

anghami

# Our Business and Music is Hyperlocal by Design, Has Taken Years To Build and Would Be Difficult to Replicate

## UNDERSTAND WHAT USERS WANT

Arabic is 1% of total catalog → ~50% of total streams

## TOP ARTISTS IN REGION: ALL LOCAL


Iraqi
Rai
Shaabi
Arabic Varieties
Khaleeji Emirati
Egyptian
Khaleeji Saudi
Maghreb Pop

#1 IN LOCAL CONTENT WITH 600k ARABIC SONGS CATALOG AND 39k ARABIC ARTISTS

## DELIVER ENGAGING EXPERIENCES

**PODCASTS**
68% YoY growth in unique listeners





**SEASONAL FEATURES**

**LOCALIZED PROMOTIONS**



Note: All figures for 2020.
Source: Company information.

# Our Cutting Edge Tech is Designed for the Culture and Lifestyle in MENA but Can be Enjoyed Globally

**MUSIC MATCH**

**300k** Users recommended other profiles via music matching

Match your music tastes with friends and discover your music buddies

**COLLABORATIVE PLAYLISTS**

**30%** Increase in collaborative playlists creation

Create and share playlists with your friends

**CHAT**

**109k** Unique chat users per month

Chat with your friends

**STORIES**

**74MM** Song previews played from stories

Post and share music with your followers

Note: All figures for 2020
Source: Company Information.

# Anghami's Best-in-Class Music Technology Platform is the Most Recognized Music Streaming Service in the MENA Region


For Consumers
"Freemium" model
For Advertisers
Data-driven, tailored ads
For Artists
Digital distribution channel

## Mutually Beneficial Technology Platform

### For Consumers

- Access to Arabic and International music with more than 57 million songs
- Provides a social suite to promote an interactive experience
- Comprehensive payment network designed for the MENA region users

### For Advertisers

- Range of digital advertising products and branded content designed for global and regional brands
- Detailed analytics and revenue data on user engagement
- 56 million daily data points used to deliver tailored advertising campaigns

### For Artists

- Digital first strategy allowing individual-targeted solutions to ensure direct engagement across Anghami's user population

## Ample Opportunity to Convert Aware Audiences into Consumers(1)


Are aware of the Service
84%
43%
66%
anghami
Spotify
YouTube Music


Word of Mouth
42%
38%
40%
anghami
Spotify
YouTube Music


Introduces me to New Music
66%
57%
60%
anghami
Spotify
YouTube Music

(1) Source: Independent survey from Global Web Index, November 2019.

# Telco Partnerships Allow Subscribers with Limited Payment Gateways to Pay with Cell Phones, Tapping a Largely Unmonetized User Base

1 Outreach to Broader Audience

2 Enhance Brand Visibility

3 Allows Deeper Access to Telco's Marketing Budgets

4 Access to Customer Information

5 Provides Integrated Direct Carrier Billing

6 Promote Existing Content and Local Artists

Easy Customer Billing and Increased Conversion

Creates Competitive Advantage

39 telco partnerships, compared to only one by Spotify, since telco partnerships are difficult to negotiate



Anghami Subscribers (millions)
Telco users (millions)
0.09
43
0.50
95
0.00
37
0.07
37
0.11
16
0.04
116
KSA
Egypt
Iraq
GCC
Levant
North Africa

Source: World Bank data. Company data as of December 2020. GCC doesn't include KSA.

# Data is at the Heart of Anghami's Business Model and Drives Revenue Generation, Users' Conversion and Content Creation

9 years of data on +70 million registered users with ~56 million daily user data points

**DRIVE BETTER RECOMMENDATIONS**
Reduces churn and increases users' engagement time

**CREATE CUSTOM PLAYLISTS AND RECOMMENDATIONS**
Drives engagement and decrease content cost

**ENHANCE ADVERTISING**
Increases margins since ads sell for a premium due to high click-through rates

**ENHANCE THE ARTISTS' EXPERIENCE**
Improves artists engagement and revenue

**CREATE NEW ORIGINAL / PROPRIETARY CONTENT IN HOUSE**
Improves profitability and increases user's engagement

# 03



## Financial Performance

anghami

# Strong and Resilient Revenue Growth Coupled with Clear Path to Sustainable Profitability

## Total Revenue


(USD MM)
~20% CAGR FY17 – FY21
[36.1]
[35.1]
17.0
22.1
31.2
30.5
4.6
5.5
8.0
5.8
9.0
12.4
16.6
23.2
24.7
26.1
2017
2018
2019
2020
2021(2)
Subscriptions
Ad Revenue

- Advertising rebound from 2020 dip driven by direct sales, content promotion and branded content
- Subscription revenue increased by 6% driven by increase in app store revenue and new telco signups

## Gross Profit


(USD MM)
~57% CAGR FY17 – FY21
[10.1]
[9.6]
10%
21%
32%
27%
27%
1.6
4.7
9.9
8.2
9.6
2017
2018
2019
2020
2021(2)
Gross Profit
Gross Margin %

- Gross margin increased in 2021 is due to increase in direct ads, content promotion, and branded content revenues with higher margins

## Adjusted EBITDA[1]


(USD MM)
(6.5)
(4.7)
(3.9)
(1.1)
(4%)
(13%)
(21%)
(21%)
(38%)
[7.2]
[8.7]
2017
2018
2019
2020
2021(2)
EBITDA
EBITDA Margin %

- EBITDA dropped in 2021 mainly due to ramping up engineering and commercial headcount gearing toward growth targets in 2022

Note: (1) Adjusted EBITDA for FY21 includes add-back of one-time transaction expenses amounting to $3.1 MM of advisory fees and $450,000 of legal fees. (2) Results for fiscal year 2021 represent preliminary estimated financial results and are subject to revision based upon the completion of the Company's year-end financial closing processes and such revisions could be material. Please see "Preliminary Estimates for the Year Ended December 31, 2021" under the Disclaimers at the beginning of this presentation for more information.
Source: Company financials.

# Proceeds to Fuels Anghami's Future Growth


Cash Cushion, 2%
Geographic expansion, 2%
Branding, 6%
New Hires, 11%
R&D and Infrastructure, 11%
Content Production, 19%
Growth Marketing, 49%

| | |
|---|---|
| Growth Marketing | Over the next 3 years, increasing marketing with aim to acquire new users and expand market share with a focus on Saudi Arabia, Egypt, and the GCC where 70% of marketing budget is to be allocated |
| Content Production | Content production through campaigns such as celebrity podcasts, etc. to drive usage<br><br>high-margin vertical + enables cross-selling opportunities |
| R&D and Infrastructure | Continuous investment in both hardware and software to enhance analytics and user understanding, ultimately improving retention and creating new monetization opportunities (higher margin, direct ad campaigns) |
| New Hires | Anghami is set to almost double the size of its team over the next 5 years |
| Branding | Anghami plans to build on its brand leadership to expand and create further monetization opportunities |
| Other | Anghami is set to expand physical presence with larger offices in Abu Dhabi, Dubai, Riyadh and Cairo to accommodate the increase in headcount with a new office to be established in Casablanca |

# Global Peers and Middle East SPAC Valuation Multiples


Enterprise Value / 2022E Revenue
Streaming Services Peers Median: 3.3x
MENA SPAC
3.3x
1.9x
8.2x
9.7x
Spotify
NETFLIX
swvl
(1)


Enterprise Value / 2023E Revenue
Streaming Services Peers Median: 2.8x
MENA SPAC
2.8x
1.8x
7.1x
3.1x
Spotify
NETFLIX
swvl
(1)

Note: (1) Source: SWVL SPAC investor presentation, July 2021. SWVL is an Egypt-based Middle East SPAC target focusing on mass transit mobility. Multiples are calculated based on SWVL's reconciliation from Gross Revenue (a non-IFRS measure) to IFRS Revenue.
Source: Thomson Refinitiv, priced as of December 29, 2021.



anghami